SAFRAN

SIÈGE SOCIAL

RECEIVED

2007 DEC 27 P 3:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 18, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07028809

Attention: Paul Dudek, Esq.

SAFRAN
Rule 12g3-2(b) File No. 82-34974

SUPPL

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

Francis de Raimond

cc: Alain Marcheteau
(Safran)

PROCESSED
JAN 02 2008
THOMSON
FINANCIAL

SAFRAN
Société anonyme à Directoire et Conseil de surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.safran-group.com

SAFRAN

Annex

I. Press Releases

- December 13, 2007 – Announcement by SAFRAN Supervisory Board
- December 13, 2007 – Techspace Aero develops a booster for cleaner engines within the framework of the VITAL European programme

II. Documents provided to regulatory authorities or stock exchanges and made public by such entities

None

III. Documents provided to shareholders, published or made available to the public

None

SAFRAN

Press release

Announcement by SAFRAN Supervisory Board

December 13, 2007 – The SAFRAN Supervisory Board has approved the agreement between Sagem Sécurité and Ingenico that will create a world leader in electronic payment solutions.

According to the terms of the agreement, Sagem Sécurité will become the largest shareholder in the new entity, with a 25% stake.

This transaction reflects the SAFRAN Group's development strategy in the booming security sector.

Sagem Sécurité will support the development of the new entity, and will seek to develop synergies with its comprehensive security solutions and technologies.

***SAFRAN** is an international high-technology group with four core businesses: Aerospace Propulsion, Aircraft Equipment, Defense Security, and Communications. It has 62,000 employees in over 30 countries, and annual revenues exceeding 11 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax 33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

Press release

Techspace Aero develops a booster for cleaner engines within the framework of the VITAL European programme

Milmort, December 13, 2007

Techspace Aero (SAFRAN Group Belgian subsidiary) celebrated the completion of a major aeronautic engine module, which marks the outcome of 3 years research and development work involving a hundred or so members of the company. This research is carried out under the European VITAL programme, which consists of reducing the noise and CO_2 emissions of aircraft engines. Snecma (SAFRAN Group) is the lead partner of a consortium that gathers fifty or so partners including most of the major aeronautics stakeholders in Europe (Snecma, Rolls-Royce, MTU Aero Engines, Avio, Volvo Aero, ITP and Techspace Aero). It aims to develop innovative architectures and achieve technological breakthroughs at the service of tomorrow's cleaner engines.

Techspace Aero coordinates all the work carried out within the VITAL programme on the low-pressure compressors. Techspace Aero has developed a module that includes this compressor together with the fan, the intermediate casing and the sump. The technologies developed by Techspace Aero are aimed at making this module more compact and lighter while improving aerodynamic performances. Techspace Aero worked in partnership with Belgian companies and research centres (GDTech, Cenearo and the von Karman Institute) and with the CIAM (Central Institute of Aviation Motors) located in Moscow. The module is going to be tested at the CIAM in order to validate the technologies used.

Through this top-level European programme and through the many other R&D projects, Techspace Aero provides an ongoing contribution to the development of technologies particularly where environmental challenges are involved. Techspace Aero is keen to emphasise the essential support from regional, national and European authorities without which such breakthroughs could not be achieved.

Partner to the world's biggest engine manufacturers, Techspace Aero designs, develops and supplies modules, equipment, services and test benches for aeronautical and space engines. Thanks to its high-tech products, Techspace Aero contributes to the success of Airbus (A320, A330, A340 and A380), Boeing (B737, B747, B767, B777, B787), Embraer (190) and many other flights.
A SAFRAN Group company (F- 51% of capital), Techspace Aero's other shareholders are the Walloon Region (B- 28.4 %), Pratt & Whitney (USA- 19%) and the Federal Investment Company (B- 1.6%). The company achieved turnover of EUR 358 million in 2006 with a 1,350 strong workforce.

Techspace Aero

Route de Liers 121
4041 Herstal - Belgium

www.techspace-aero.be

Press contact
Joëlle Wathelet

Tél +32 4 278 87 28
Fax +32 4 270 54 30
GSM +32 486 94 84 15
jwathele@techspace-aero.be

SIXTH FRAMEWORK PROGRAMME
Funded by the European Commission in the Sixth Framework Programme

VITAL is a project co-funded by the European Commission under the Sixth Framework Programme.
Contract N°012271

VITAL is a new collaborative research project, running for four years, which aims to significantly reduce aircraft engine noise and CO2 emissions. It has a total budget of 91 million euros, including 51 million euros in funding from the European Commission. Snecma leads a consortium of 53 partners gathering all major European engine manufacturers: Rolls-Royce Plc, MTU Aero Engines, Avio, Volvo Aero, Techspace Aero Rolls-Royce Deutschland and ITP, and the airframer Airbus.

Techspace Aero

Route de Liers 121
4041 Herstal - Belgium

www.techspace-aero.be

Press contact
Joëlle Wathelet

Tél +32 4 278 87 28
Fax +32 4 270 54 30
GSM +32 486 94 84 15
jwathele@techspace-aero.be

END